The United Kingdom Fund Inc.
Results of Special Meeting of Shareholders (unaudited)
Special Meeting Date: 4/14/99
Proposal
(1)
To liquidate the Fund

Votes For 	Votes Against 	Votes Withheld
2,331,630	153,798		8,502




Total Shares Outstanding as of the Record Date:
3,871,655